# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASA Gold and Precious Metals Limited, CIK 0001230869
CUSIP: G3156P103
Title of class of securities: Common Shares, $1 par value
Address of issuer's principal executive offices: Three Canal Plaza, Suite 600, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 05/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,903,701; sole dispositive power 0; shared dispositive power 5,903,701; aggregate amount beneficially owned 5,903,701 (31.91% of the class)
  Comment: The percentages used herein are calculated based upon 18,499,850 shares of common stock outstanding, as disclosed in the company's Form 144 filed 4/17/26.
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 5,903,701; sole dispositive power 0; shared dispositive power 5,903,701; aggregate amount beneficially owned 5,903,701 (31.91% of the class)
  Comment: The percentages used herein are calculated based upon 18,499,850 shares of common stock outstanding, as disclosed in the company's Form 144 filed 4/17/26.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,903,701; sole dispositive power 0; shared dispositive power 5,903,701; aggregate amount beneficially owned 5,903,701 (31.91% of the class)
  Comment: The percentages used herein are calculated based upon 18,499,850 shares of common stock outstanding, as disclosed in the company's Form 144 filed 4/17/26.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $1 par value
Name of issuer: ASA Gold and Precious Metals Limited
Address of issuer's principal executive offices: Three Canal Plaza, Suite 600, Portland, Maine (ME), 04101
Comment: This Amendment No. 24 amends Items 4 and 5.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $173,266,631 was paid to acquire the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction: On May 13, 2026, in response to the process being conducted by the Special Committee of the Board with the assistance of Cantor Fitzgerald & Co., Saba Capital submitted a non-binding proposal to the Board indicating its interest in a potential transaction involving the Issuer. Saba Capital's proposal outlined terms for a transaction that were materially consistent with the proposal Saba Capital previously submitted to the Board on February 19, 2026, which was filed as an exhibit to Saba Capital's Schedule 13D/A on February 19, 2026. The May 13, 2026 proposal also included a proposed management fee and incentive fee structure to be charged to the Issuer for Saba Capital's management, which fee structure is generally in line with the fee structures to which various U.S.-listed BDCs are subject. The proposal includes significant fee waivers during an initial period under new management following the commencement of Saba Capital's management. Saba Capital intends to continue to engage with the Special Committee and its advisors regarding a potential transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 18,499,850 shares of common stock outstanding, as disclosed in the company's Form 144 filed 4/17/26.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the Common Shares within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (05/14/2026)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (05/14/2026)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (05/14/2026)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823